SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



Form 11-K



FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934





[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934  [FEE REQUIRED]
For the fiscal year ended    December 31, 1996

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]
For the transition period from  		 to

Commission file number  	2-84723






THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS
PLAN



Schering-Plough Corporation
One Giralda Farms
P.O. Box 1000
Madison, New Jersey  07940






THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS
                                                             Page
INDEPENDENT AUDITORS' REPORT	                                  1

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits
		as of December 31, 1996 and 1995	                            2

	Statement of Changes in Net Assets Available for Benefits
		for the Year Ended December 31, 1996	                        3

	Notes to Financial Statements                                	4 - 7


SUPPLEMENTAL SCHEDULES:                                     	SCHEDULE

   Schedule of Assets Held for Investment Purposes
		December 31, 1996                                             	I

	Schedule of Transactions in Excess of 5%
		of Plan Assets for the Year Ended December 31, 1996           	II


EXHIBITS:

	Exhibit I - Independent Auditors' Consent




Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.




INDEPENDENT AUDITORS' REPORT
The Schering-Plough Puerto Rico Employees' Retirement Savings
Plan:
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of
December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Transactions in Excess of 5% of Plan Assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



__________________________________________
	/s/Deloitte & Touche LLP
	San Juan, Puerto Rico
	May 21, 1997


Stamp No.
affixed to original.



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995


                                           1996        1995
Vanguard Index 500 Portfolio Fund	   $ 3,962,617  $ 3,025,474

Vanguard Windsor Fund                   2,078,110    1,458,659

Vanguard Treasury Money Market
 Portfolio                              1,299,422    1,217,237

Vanguard Fixed Income Securities
 Short-Term Corporate Portfolio Fund      396,869	     401,786

Vanguard International Growth
 Portfolio Fund                            64,787       32,336

Vanguard Wellington Fund                   43,719       13,969

Vanguard Explorer Fund                     40,699       10,207

Total Vanguard Registered Investment
 Company Shares                         7,886,223     6,159,668

Schering-Plough Stock Fund                690,264       245,165

Loan Fund                                 919,260       838,280

Participants' Receivables                 101,818        89,839

NET ASSETS AVAILABLE FOR BENEFITS	   $ 9,597,565   $ 7,332,952



See notes to financial statements.









THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                           $ 462,273
      Net appreciation in fair value of investments	     923,971
         Total                                         1,386,244
   Participants' contributions                         1,237,352
   Other receipts - rollovers and other transfers in     124,045
         Total additions                               2,747,641

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                                      482,841
   Other                                                     187

         Total deductions                                483,028

NET INCREASE                                           2,264,613

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                   7,332,952

   End of year                                        $9,597,565



See notes to financial statements.





THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	GENERAL
The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established effective March 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, Inc. (the "Sponsor") and any of its affiliated companies that adopts the Plan. Vanguard Fiduciary Trust Company ("VFTC"), the trustee, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. ("Vanguard").

All Puerto Rico employees of Schering-Plough Products, Inc. and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. There were 957 and 836 participants in the Plan at December 31, 1996 and 1995, respectively. The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis in accordance with generally accepted accounting principles and the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock. At December 31, 1996 and 1995, there were 2,359 and 990 units of participation in the Schering-Plough Stock Fund, respectively. The net asset value per unit was $292.66 and $247.68 at December 31, 1996 and 1995, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.
Payment of Benefits
Benefit payments are recorded when paid.

3.	PLAN DESCRIPTION
The following is a description of the Plan for general information purposes. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions
The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("salary deferral contributions"). Under the provisions of the Plan, salary deferral contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, subject to certain limitations. Salary deferral contributions and any earnings accrued thereon are fully and immediately vested to the participant.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants have a nonforfeitable right to their contributions plus actual earnings thereon which vest fully and immediately.

Investment Options
Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard investment options:

Index 500 Portfolio Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500
Composite Stock Price Index.

Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

Treasury Money Market Portfolio - Exclusively U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.

Fixed Income Securities Short-Term Corporate Portfolio Fund -
A diversified portfolio primarily consisting of short-term corporate bonds.

International Growth Portfolio Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe, Asia and the Far East.

Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

Schering-Plough Stock Fund
Participants are limited to a maximum investment election of 50% of the Salary Deferral Contributions in this fund.

Loan Fund
The Plan allows participants to borrow against their fund accounts up to a maximum of the lesser of one half of their account or $50,000. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship.

4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.	TAX STATUS
In March 1992, the Plan received a favorable determination letter issued by the Puerto Rico Department of Treasury as to the Plan's qualified status under Sections 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended. As long as the Plan is qualified under Puerto Rico income tax laws and sregulations, participants will not be taxed on salary-deferred contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but will be subject to tax thereon at such time as they receive distributions from the Plan.

6.	ADMINISTRATION OF PLAN ASSETS
Contributions are held and managed by the trustee, VFTC, which invests cash received, interest and dividend income and makes distributions to the participants. The trustee also administers the payment of interest and principal on the participant loans.
Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.
All plan administration expenses are borne by the Sponsor.



7.  FUND INFORMATION

Investment income, contributions and benefit payments are as follows for the year ended December 31, 1996:



                                                  Vanguard
                                                 Fixed Income
                                        VMMR      Securities   Vanguard
                Vanguard                 U.S.     Short-Term    Inter-                            Schering-
               Index 500    Vanguard   Treasury   Corporate     national   Vanguard    Vanguard    Plough
               Portfolio     Windsor  Portfolio   Portfolio    Growth     Wellington   Explorer     Stock     Loan
                  Fund         Fund     Fund        Fund         Fund        Fund        Fund       Fund      Fund     Total
Investment
Income:
Interest and
dividends	     $ 84,990    $ 196,750  $ 61,995    $ 24,930     $ 2,825     $ 3,201     $ 2,191   $  9,879  $ 75,512  $  462,273
Net appreciation
(depreciation)
in fair value
of investments  634,247      212,157        -       (5,949)      3,565       1,842       1,537	    76,572      -        923,971

Total Investment
Income	    $ 719,237    $ 408,907  $ 61,995    $ 18,981     $ 6,390     $ 5,043     $ 3,728	  $ 86,451  $ 75,512 $ 1,386,244

Participants'
Contributions $ 463,483    $ 350,133  $168,807    $ 89,304     $11,721     $25,776     $ 8,844	  $119,284  $     -	 $ 1,237,352

Rollovers
and Other
Transfers
In/(Out)      $  33,798    $  31,029  $  8,498    $     -      $    -	     $ 6,798     $(1,140)  $ 45,062  $     -	 $   124,045

Benefits
Paid to
Participants  $ 203,911    $ 112,832  $ 77,349    $ 32,376	   $ 1,652     $   313     $   482	  $ 10,463  $ 43,463 $   482,841

Distribution
to Successor
Savings Plan  $      46    $      47  $     94    $       -    $     -     $    -      $     -	  $      -  $     -	 $      187





THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996


                                            Shares/    Current
Identity of Issue   Participants  Units     Cost        Value
Vanguard Index 500
Portfolio Fund*           696     57,296 $ 2,780,726 $3,962,617(1)

Vanguard Windsor
Fund*                     521    125,263   1,879,979  2,078,110(1)

Vanguard Treasury
Money Market Portfolio*   457  1,299,422   1,299,422  1,299,422(1)

Vanguard Fixed Income
Securities Short-Term
Corporate Portfolio Fund* 218     36,918     395,962    396,869

Vanguard International
Growth Fund*               36      3,936      59,123     64,787

Vanguard Wellington Fund*  58      1,672      41,878     43,719

Vanguard Explorer Fund*    38        756      40,133     40,699

Schering-Plough Stock
Fund                      256      2,359 (2) 609,279    690,264(1)

Outstanding loan balance
- various loans; 7% to
8.75%, due in one year to
five years from date of loan                 919,260    919,260(1)

Total investments                        $ 8,025,762 $ 9,495,747


* Registered Investment Company.

(1) Indicates investment represents five percent or more of the net assets available for benefits.

(2) Represents Schering-Plough Stock Fund units.



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
YEAR ENDED DECEMBER 31, 1996



                              Cost         Number      Proceeds    Number
                              of           of          from        of     Net
Identity of Issue	            Purchases	   Purchases	  Sales       Sale	  Gain

Vanguard Index - 500
Portfolio Fund                 $ 905,567        75      $ 603,739    77   $ 151,182

Vanguard Windsor Fund            816,576        68        409,281    76      26,365

Vanguard Treasury Money
Market Portfolio                 470,237       104        388,052    85         -

Schering-Plough Stock Fund       529,035        85        160,508    50      18,729




EXHIBIT I
INDEPENDENT AUDITORS' CONSENT
We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, and No. 33-50606 on Form S-
8, Registration Statement No. 333-853 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration No. 2-80012 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-77740 on Form S-3 and Registration Statement No. 333-12909 on Form S-3 of our report dated May 21, 1997 appearing in this Annual Report on Form 11-K of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan for the year ended December 31, 1996.





__________________________________________
	/s/Deloitte & Touche LLP
	San Juan, Puerto Rico
	June 18, 1997





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Puerto Rico Employees' Retirement Savings Plan

Date:  June 18, 1997				By   /s/ Vincent Sweeney
								                     Vincent Sweeney
								                     Plan Administrator